FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of November, 2019 Commission File Number: 001-09531 Telefónica, S.A. (Translation of registrant’s name into English) Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain 3491-482 87 00 (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A. TABLE OF CONTENTS Sequential Page Item Number Telefónica Group: Presentation on quarterly results January-September 1. 2019 2

RESULTS JANUARY | SEPTEMBER 2019

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Appendix “Alternative performance measures”, page 50 of the 2019 third quarter Interim Management Statement submitted to the Spanish National Securities Market Commission (CNMV). Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2019 submitted to the CNMV, in Note 2, page 15 of the .pdf filed. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Q3 19 Highlights Mr. Ángel Vilá COO

Q3 overview | Advancing on strategy execution Relevance Larger footprint, technologically more advanced UBB leaders in Europe & LatAm, 123m premises passed (54m own network, +11% y-o-y) #1 Virtualisation (~100m customers in “Full Stack”, +6pp) and AI Better and more loyal customers 346m accesses: Mobile contract +6%, FTTx/Cable +11% Avg. Rev/Access +4.3%; churn -0.2 p.p. Sustainability Growing sustainably Growing profitably Revenue +3.4% organic; +1.7% reported / Service revenue +1.8% organic y-o-y OIBDA +0.8% organic / FCF growth +40.3% to €4,150m in 9M / €0.47 Underlying EPS in 9M On track to meet 2019 guidance Returns Simpler, more efficient Switching off legacy (>400 COs closed in Spain) / Sharing networks (TIM, American Tower, Vodafone) Executing E2E Digital Transformation; 80% of 2019 targeted savings already achieved (>€340m) Enhanced financial flexibility 10 Qs of Net Debt reduction, down EUR1.9bn in Q3 / Avg Net debt maturity >10yrs Continued focus on portfolio management to improve ROCE 1

Accelerating strategic actions in Q3 Further efficiencies Spain: Redundancy program 2019 (run rate of direct savings ~€210m from 2020; accretive in FCF since year 1) Digitalisation savings (80% achieved in 9M) Continued CO’s switch off in Spain (157 in Q3; >400 in the past years; ~2k in 2021) Legacy decommission across the Group Portfolio management Accelerating the monetisation of mobile telco infrastructure First monetisation step; transfer to Telxius of towers in SP, PER and CHI. BRA, GER, UK to follow New partners to enrich value proposition Agreement with Prosegur (50/50 JV) Growth opportunity in the residential/business security services market Agreement with Atresmedia (50/50 JV) Aiming to lead fiction series production in Spanish over the world Alternative models to accelerate fiber expansion in Brasil Partnership American Tower; Franchising Terra Less CapEx ; reduced time to market 2

Key operating metrics +11% 67% FTTx/Cable Penetration o/FBB 14.2m accesses +8 p.p. y-o-y +16% 54% > Avg.lifetime value LTE LTE penetration Improving sustainablity 129.8m accesses +10 p.p. y-o-y UK: >8 yrs mobile contract Fusion Spain: >5yrs 4.3% -0.2 p.p. Avg. Rev./Access Churn Q3 y-o-y Q3 y-o-y Better sequential trend -0.2 p.p. q-o-q 3

Key financial metrics 9M 19 Q3 19 Reported Reported Organic Reported Reported Organic € in millions IFRS 16 y-o-y y-o-y IFRS 16 y-o-y y-o-y Revenues 36,023 0.7% 3.6% 11,902 1.7% 3.4% OIBDA underlying 12,611 4.243 OIBDA 11,450 (4.9%) 1.1% 2,748 (31.9%) 0.8% €1.7Bn restructuring provision in Spain OIBDA margin 31.8% (1.9 p.p.) (0.8 p.p.) 23.1% (11.4 p.p.) (0.8 p.p.) OIBDA-CapEx (ex-spectrum) 6,259 (10.2%) (1.5%) 918 (59.4%) 0.3% Net Income 1,344 (50.6%) (443) c.s. EPS (€) 0.22 (52.6%) (0.10) c.s. Underlying EPS 9M €0.47 FCF 4,150 40.3% 1,394 (1.8%) Net Financial Debt 38,293 (8.1%) ex- leases 4

Right on track for 2019 guidance | 9M in line with expectations Operating 2019 guidance Guidance 2019E 9M 19 (organic) Revenues Around +2% 3.6% Expect solid Q4 OIBDA to deliver full-year OIBDA Around +2% 1.1% guidance CapEx/Sales Around 15% 14.4% ex-spectrum 2019 DIVIDEND €0.4/SH. CASH Dividends to be paid in 2019 calendar yr. €0.40/sh. Cash: 20/Jun/19 €0.20/sh. Interim Dec-19 €0.20/sh. Cash: 19/Dec/19 €0.20/sh. Final Jun-20 €0.20/sh. 5

Solid fundamentals

Revenues


y-o-y organic
☐ y-o-y reported
+6.3%
LATAM
+2.7%
+3.0%
+3.8%
+3.7%
+3.4%
GROUP
+2.0%
EUROPE
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
(8.3%)
(1.9%)
(1.7%)
(0.0%)
+1.7%

OIBDA


y-o-y organic
+4.1%
+2.4%
+1.0%
+1.6%
+1.7%
GROUP EX-MEXICO
+0.8%
GROUP
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19

Delivering consistent growth trends

- ✓ **BB & SoC 55% of total revenues**; +2 p.p. y-o-y
- ✓ **Q3 Digital revenues +17.4% y-o-y**
- ✓ **Strong momentum in B2B** (+3.7% y-o-y)

- ✓ **Improved OIBDA trends** in key markets SP, GER and BRA; strong UK performance
  - SP: +1.8 p.p. q-o-q
  - BRA: +4.3 p.p. q-o-q
  - GER: +1.0 p.p. q-o-q
  - UK: +5.7% vs. Q3 18

Telefónica

6

B2B | Growth momentum

Business Scale

Q3 y-o-y org. revenue


20% B2B

% o/total group revs


3.7%
1.3%
6.5%
Total
Europe
Latam

€2,263m	€1,270m	€993m

- ✓ **Tailor-made solutions** (own + global partners)
- ✓ **Customer focus**: IT for growth, efficiency and returns

- ✓ **Relevant deals; improved CSI**
- ✓ **Low CapEx intensity**

Digitalisation opportunity

Q3 y-o-y org. revenue


23.9%
30.7%
38.4%
Cloud
IoT
Security

B2B Digital Services


9M
€1.6Bn
+29.3%
y-o-y

Cloud

Top 3 reseller worldwide
825k O365 licenses

IoT

Leader in M2M services worldwide (*Gartner*)

Security

Global MSSP Player (*GlobalData/Gartner/Forrester)*
due to network, customer relationship and scale
11 SOCs & Telco **Security Alliance**

Room to grow even further in the ICT market

Telefónica
7

B2C | Data-centric value proposals

Maximising monetisation

- **Data and handset flexible offer** (GER) (following UK)
- **Unlimited data** launch in UK (entry level >blended ARPU)
- **Flexible data** (roaming and data-sharing)



O2
Smartphone- und Mobilvertrag individuell konfigurieren



Limitless data
Now there's no limit to what you can do

Integrated Devices

+High-end devices
+Financing
+Renewals
-Subsidy

Q3 Handset Revenue **+17%**

ARPU ↑

Churn ↓

"Phoenix" Program
7 countries

Q3 Handset renewals y-o-y

Colombia: +17%
Peru: +36%

Key digital spaces to play scale

My Digital Telco (telco in an app)

My Entertainment (video..)

My Home (open APIs)

My Things (IoT..)

My Financial Services



Data 4P
Cognitive Intelligence
Security & Privacy

Video engagement

(Sep-19; m) y-o-y



+13%
(25%)
(3%)
+86%
+3%
5.8
2.8
8.6
1.2
9.8
IPTV/Cable
DTH
Pay TV
OTT
Total

Telefónica
8

Leading-edge technological platforms 1st Platform & 2nd Platform Network Sharing & Wholesale agreements 123m UBB premises passed VDSL; Cable (24m homes passed) 54m own (+11% y-o-y) 67% Digitalised 5G processes 79% LTE Coverage 4G/2G (95% Europe) 33% Full Stack Switching off Legacy Better starting point for 5G customers migrated Copper decommission 2020-25 # 1 FTTH position # 1 Virtualisation 2G Single grid 3rd Platform 4th Platform New customer relationship Digital Services Q3 (y-o-y organic) Movistar Home 42% Q3 €1.9Bn 33% AURA Home as a Computer 24% 8 Countries 7% +17% y-o-y Internal application Network Planning /offering personalisation… Video Cloud Security IoT 9

Digital Transformation at the core 80% achieved (o/FY 19E) Gross savings • >75% personalized offers (SP) Digital Sales +27% y-o-y Experience Online • >60% FTTH sales y-o-y (BRA) >€1Bn (45% o/savings) operations • >27% y-o-y (UK) >€340m -13% y-o-y Digital Customer • Cognitive Contact Centers (>34M Service calls to calls in BRA & PE) Contact C. • Use of chatbots and WhatsApp >€300m (30% o/savings) (B2C) Process • Top worldwide RPA programs (BRA & SP) Automation > 1,000 FY 18 FY 19 Cum. FY 20 robots • Leaders in Blockchain (>800K daily (25% o/savings) operations in BRA) 10

Q3 19 Results Ms. Laura Abasolo CFCO

Spain | Solid value strategy

Convergent accesses

Sep-19 y-o-y


5.0%
4.8%
7.4%
21.2%
Total
TV
Mobile
UBB

- ✓ **22.9 million accesses** (+5% y-o-y)
- ✓ **4.9 accesses/convergent customer** (+0.1 y-o-y)
- ✓ **Q3 churn 1.6%**

Convergent ARPU

€/month; y-o-y


+1.7%
88.5
90.6
Q2
Q3

- ✓ **More services per bundle**
- ✓ **M4M in Q3**
- ✓ **More customers out of promo**

Superior networks; higher returns

FTTH Uptake


+2.9 p.p.
24.7%
27.6%
Sep-18
Sep-19

- ✓ **22.7m FTTH** premises passed (+1.9m in LTM)

Stronger and more segmented offer

- ✓ **Allowing to capture value in new tiers**
- ✓ **Digital Services; differentiation & revenue stream**
  - Movistar Money, Movistar Car….
  - Security JV created in Q3

Stability and growth: Reinforcing leadership

Telefónica

11

Spain | Strong improvement in Revenue and OIBDA trends

Revenue

y-o-y organic

+0.7 p.p. q-o-q



1.0%
0.3%
Q2
Q3

€3,175m | €3,218m

- ✓ **Growth for 9th Qs in a row**
- ✓ **Service revenues +1.0%** (Q2: +0.3%)

- ✓ **B2C Revenue** (Q3: +0.2%)
  - Convergent accelerating (Q3: +5.4%; Q2: +2.9%)
- ✓ **B2B Revenue** (Q3: +0.4%)
- ✓ **Wholesale & Other growth stable** (Q3: +4.1%)
  - FTTH and TV accelerating

OIBDA

y-o-y organic

+1.8 p.p. q-o-q



0.1%
(1.6%)
Q2
Q3

€1,322m | (€353m)

- ✓ **Revenue improvement**
- ✓ **Net content cost easing**
- ✓ **Increased commercial savings** (E2ED)

New Redundancy program in place (Q3 19)

- ✓ **Q3: €1,732m provision**
  - ~€210m direct savings run-rate since 2020

Strong cash conversion

9M OIBDA-CapEx (organic): €2,566m

Further growth and efficiency ahead

Telefónica
12

Germany | Robust commercial performance

+6% customer growth

Contract net adds


+301k
+392k
Q2
Q3

My O_2 app ranked “very good” in the latest Connect test


O₂ Free
My O₂

- ✓ **Strong net adds growth** (own brand + partners)
- ✓ **Q3 contract churn stable at low levels** (1.5%)
- ✓ **+37% avg. data usage: 5.4GB** (O_2 contract LTE)

Sequential top-line improvement (+0.3 p.p.)

y-o-y organic

Revenue


+1.6%
+1.9%
Q2
Q3
€1,785m
€1,865m

OIBDA


+1.0 p.p. q-o-q
(1.8%)
(0.8%)
Q2
Q3
€578m
€597m

- ✓ **Accelerating MSR growth (Q3: +1.6%)**
  - Good traction in retail
- ✓ **Improved OIBDA trend**
- ✓ **CapEx** (9M: +5.7%); enhanced customer experience

13

UK | Continued strong financial and operational momentum

Reiterated market leading position

Contract net adds

k (incl. M2M)



+392k
+496k
Q2
Q3

O_2 5G Launch (17 Oct 2019)
Unlimited Data, Custom Plans



O2
Welcome to the 5Generation
Telefónica

- ✓ **6% customer growth**
  - +9% contract own brand; +8% MVNO partners
- ✓ **Q3 postpay churn at 1.0%**

Strong top and bottom line growth

y-o-y organic

Revenue



+4.8%
+4.1%
Q2
Q3

€1,720m | €1,773m

OIBDA



+9.2%
+5.7%
Q2
Q3

€548m | €543m

- ✓ **Growing in contract, prepay, MVNO and handsets**
- ✓ **CapEx** (9M: +6.1%)
  - Improving network and customer experience
- ✓ **OIBDA-CapEx** (9M: +6.2%)

Telefónica

14

Brazil | Gaining customers & growing ARPU Enhanced customer experience Transforming fixed business Total Mobile Market Share FTTH (premises passed; m) FTTH connected 1.7m 2.3m 32.3% 39.8% Contract 10.2 33 new cities passed in 9M19 Market Share 8.0 31.9% (154 cities covered) 31.7% Q4 17 Q4 18 Q3 19 Sep-18 Sep-19 ✓ M4M in entry plans (contract and prepaid) ✓ Consistent sequential ARPU increase • +4.7% ARPU y-o-y with no churn impact • Q3 FBB: +12.0% y-o-y (9M:+14.0%) ✓ 585k contract net adds (+1.9m in 9M) • Q3 Pay TV: +3.9% y-o-y (9M: +4.1%) ✓ Prepaid improving trend (stable y-o-y top ups; 9M: -8%) ✓ FTTH uptake increasing y-o-y despite deployment acceleration 15

Brazil | Largest revenue growth in 15Qs, record-level margins Accelerating revenue growth despite legacy OIBDA margin expansion to 42.7% (+0.4 p.p.) Revenue 2019 OIBDA 2019 y-o-y organic y-o-y organic +2.2 p.p. q-o-q 2.6% +4.3 p.p. q-o-q 3.6% 0.4% (0.6%) Q2 Q3 Q2 Q3 €2,467m €2,507m €1,001m €1,071m ✓ Record revenue growth in 15 Qs • Digitalisation/simplification driving cost control • MSR Q3: +4.6%; Q2: +0.1% • 20% CapEx/Revenues (+1 p.p. y-o-y) ✓ Fixed: -3.9% vs -2.8% in Q2 • 9M FCF: +15% y-o-y (under Brazil reporting criteria) • Affected by DTH discontinuity • FTTH +44.5% y-o-y; IPTV +26.1% 16

Hispam | Accelerating growth in value; contract and FTTx Hispam South Hispam North Revenue 2019 OIBDA 2019 Revenue 2019 OIBDA 2019 y-o-y organic y-o-y organic y-o-y organic y-o-y organic 16.3% 16.1% 15.6% 13.6% (0.4%) (2.5%) (14.1%) (14.0%) Q3 9M Q3 9M Q3 9M Q3 9M ✓ Positive contract net adds in each country in Q3 ✓ +2% contract accesses y-o-y • 224k net adds (+365k in 9M) • Record contract net adds in COL for the last 15 Qs • 2.9m FTTx & cable accesses (+28% y-o-y) • 4 Qs in a row with positive net adds in MEX ✓ Stable financial trend despite macro, regulation and competition ✓ OIBDA trend strongly affected by spectrum fee in MEX ✓ Peru: Back to growth in Revenue (+0.6%) after 2.5 yrs ✓ Mexico back to revenue growth (Q3: +0.6%) ✓ Argentina: Revenues +47.7% y-o-y ✓ Chile: FTTH revenues x2 y-o-y 17

Telxius | Accelerating tower expansion, increased cash visibility Towers Tenants Revenue / OIBDA # # 9 M y-o-y organic organic ex-one-time 2018 capacity sale +9.4% y-o-y +9.5% y-o-y 24,556 9.1% 18,130 667 6.1% 580 5.5% 796 965 4.3% 75 285 Q1 Q2 Q3 Sep-19 Q1 Q2 Q3 Sep-19 Revenue OIBDA • • 9M: 1,090 towers acquired (Q3: 432) • 1.35x ratio Tower rev. Q3: +7.6% (9M: +8.8%) • • 9M: 361 BTS towers (Q3: 148) • 9M: +466 tenants (ex anchor tenant); Cable rev. Q3: -27.5%; +7.5% ex one-time +28% y-o-y 2018 capacity sale (9M: +1.2%) • CapEx -56% y-o-y 9M (ex-tower acquisition) 9M OIBDA-CapEx; €204m; +62% y-o-y (ex-tower acq.) Room for further organic and inorganic growth 18

Q3 OIBDA & Net income | Non-recurrent factors OIBDA -€1,495m Net Income -€1,249m 391 267 (1,876) (10) (1,495) (1,402) (114) (1,249) Restructuring Capital Gains Restructuring TOTAL Capital Gains TOTAL Others Provisions Others Provisions factors factors ✓ Restructuring costs: enhancing profitability and FCF going forward • OIBDA: -€1,876m mostly related to Spain (-€1,732m) ✓ Capital Gains • Panamá: +€199m OIBDA • 9 Data Centers: +€197m OIBDA 19

Currency headwinds minimised at FCF level FX negative effect dragging Revs. & OIBDA y-o-y ✓ Revenue (Q3: -2.0 p.p.; 9M: -3.7 p.p.) 9M FX impact ✓ OIBDA (Q3: -1.5 p.p.; 9M: -3.2 p.p.) ✓ FX drag softened y-o-y ✓ BRL easier comps in Q3 FX reduces OpEx FX reduces CapEx, FX increases Taxes & others NDebt 9M FX impact in FCF Revenues OIBDA FCF Net Debt €m -€1,337m -€391m -€160m +€13m 12M rolling WC + OIBDA CapEx Interest FCF Taxes + Others +77 +196 (41) (160) (391) 20

Steady net debt reduction Net Financial Debt €m € billions -2,781 ND/OIBDA ND/OIBDA ND/OIBDA 2.62x 2.49x 2.46X 41,074 (4,150) 1,529 595 (1,170) 1,101 38,293 (0.7) (686) 37.6 Dec-18 FCF Hybrids Shareholder Pre-retirement Net financial FX & Sep-19 Post-closing Sep-19 remun. (incl. commitments investments Others events including Post- closing events hybrid coupons) €45.6bn incl. IFRS-16 Leases 482 (1,058) +40.3% 6,257 328 (707) (1,152) y-o-y 4,150 OIBDA-CapEx Working Net interest Tax Dividend to Lease FCF ex-spectrum capital payment minorities, principal accrued spectrum & others payments Post-closing events: sale of Costa Rica, El Salvador and 2 Data Centers. 21

Refinancing at historically low rates and longer tenors Sources of long-term financing Net Debt maturities 2019 YTD | €bn Sep-19 | €bn; not considering hybrid NC dates 0.5 6.9 1.0 80.4% debt Avg. debt life of 1.8 10.7Y in fixed rates (9.0Y Dec-18) 1.5 5.1 1.1 4.6 1.0 Cash > gross maturities € Green USD Bonds € Bonds Hybrids Financing at Bank Total 2019 2020E 2021E Bond Subsidiaries Financing Liquidity position Interest payment costs Sep-19 | €bn 97% LT 13.1 24.9 (22 b.p.) 3.52% 11.8 3.30% Cash position Undrawn credit Liquidity position Sep-18 Sep-19 lines & synd. credit facilities 22

Conclusion Mr. Ángel Vilá COO

Q3 Summary Best-in class customer profile Technological advantage Increasing customer lifetime value UBB/FFTH 123m; LTE cov. 79% Continued focus on digitalisation Reliable & Solid growth Efficiencies and transforming customer relationship Revenue +3.4%; OIBDA +0.8% org. y-o-y Net debt lowered for 10th Q in a row Reaffirmed 2019 guidance and dividend -€1.9Bn in Q3 to 38.3Bn€; strong FCF generation 9M aligned with internal expectations Progress on strategic decisions Towers monetisation; Restructuring in Spain; New products partnerships… 23

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Telefónica, S.A. Date: November 5, 2019 By: /s/ Laura Abasolo García de Baquedano Name: Laura Abasolo García de Baquedano Title: Chief Finance and Control Officer